August 10, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. St., N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:

AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended

December 31, 2009

Filed March 31, 2010

File No. 001-33135

Dear Mr. Spirgel:

We have received your correspondence dated August 2, 2010 regarding the above-referenced filing.  Pursuant to your correspondence, you have asked us to confirm that we will comply with your comments in future filings.  The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer:

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed on April 30, 2010

Election of Directors, page 3

1.

Please discuss the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director, Refer to Item 401(e) of Regulation S-K.

We have reviewed Item 401(e) of Regulation S-K regarding disclosure of director qualifications and will comply with such Item in all future filings.

Summary Compensation Table, page 13

2.

For the stock and option awards you have made, we note you have not disclosed the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Refer to Items 402(n)(2)(vi() and (vii) of Regulation S-K.  Please confirm that you will comply.

We have reviewed Items 402(n)(2)(vi) and (vii) of Regulation S-K regarding disclosure of stock option awards in the Summary Compensation Table and will comply with such Items in all future filings.

Director Compensation Table, page 17

3.

Similarly, please disclose the aggregate grant date fair value of the stock and option awards you have made to your directors that are computed in accordance with FASB ASC Topic 718.  Refer to Items 402(r)(2)(iii) and (iv) of Regulation S-K.

We have reviewed Items 402(r)(2)(iii) and (iv) of Regulation S-K disclosure of stock option awards in the Director Compensation Table and will comply with such Items in all future filings.

We hereby acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our attorney, Michael A. Smith at (614) 628-0788.

Sincerely,

AdCare Health Systems, Inc.

/s/ Gary L. Wade

Gary L. Wade, President and

Chief Executive Officer